UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

SCHOLASTIC CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01

(Title of Class of Securities)

807066105

(CUSIP Number of Class of Securities)

Scholastic Corporation

Attention: Andrew S. Hedden, Esq.

557 Broadway, New York, NY 10012-3999

(212) 343-6100

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Thomas J. Rice, Esq.

Baker & McKenzie LLP

1114 Avenue of the Americas

New York, NY 10036

(212) 626-4100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$150,000,000	$10,695

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $150,000,000 an aggregate of up to 5,555,556 common shares of Scholastic Corporation at a purchase price of not more than $31.00 and not less than $27.00 per share in cash.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,695

Form or Registration No.: Schedule TO (SEC File No. 005-42284)

Filing Party: Scholastic Corporation

Date Filed: September 28, 2010

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐.

Introduction

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 28, 2010 relating to the offer by Scholastic Corporation, a Delaware corporation (“Scholastic” or the “Company”), to purchase for not more than $150,000,000 cash up to 5,555,556 of its common stock, par value $0.01 per share (the “Common Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $31.00 nor less than $27.00 per Common Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated September 28, 2010 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO. This Amendment amends and supplements the Tender Offer Statement on Schedule TO and is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	Terms of the Transaction.

(a) Section (a) of Item 4 is amended and supplemented as follows:

The information set forth under the heading “Section 10. Certain Information Concerning the Company” is hereby amended and supplemented as follows:

(1) The sub-heading entitled “Recent Developments” in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is hereby supplemented by adding the following text as the initial point:

•	On October 1, 2010, we filed a Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2010.

(2) The sub-heading entitled “Incorporation by Reference” in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is hereby amended and supplemented by deleting the word “and” from the sixth bullet point, adding the word “and” after the seventh bullet point and adding the following text as the final bullet point:

•	Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2010, as filed on October 1, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/S/ ANDREW S. HEDDEN
Name:	Andrew S. Hedden
Title:	Executive Vice President and General Counsel

Date:	October 5, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 28, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 28, 2010.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 28, 2010.*

(a)(1)(F)	Letter to participants in the Scholastic Corporation 401(k) Savings and Retirement Plan.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the intention to conduct the Tender Offer, dated September 23, 2010 (incorporated by reference from the Company’s Form TO-C filed with the SEC on September 23, 2010).*

(a)(6)	Press release announcing the commencement of the Tender Offer, dated September 28, 2010.*

(b)(1)	Credit Agreement, dated as of June 1, 2007 (the “Credit Agreement”), among the Company and Scholastic Inc., as borrowers, the Initial Lenders named therein, JP Morgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Bank of America Securities LLC., as joint lead arrangers and joint bookrunners, Bank of America, N.A. and Wachovia Bank, N.A., as syndication agents, and SunTrust Bank and The Royal Bank of Scotland, plc, as Documentation Agents (incorporated by reference to the Company’s Annual Report on Form 10-K as filed with the SEC on July 30, 2007, SEC File No. 000-19860).*

(b)(2)	Amendment No. 1 to Credit Agreement, effective as of August 16, 2010, among the Company and Scholastic Inc., as borrowers, the Initial Lenders named therein, JP Morgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Bank of America Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A. and Wachovia Bank, N.A., as syndication agents, and SunTrust Bank and The Royal Bank of Scotland, plc as Documentation Agents.*

(d)(1)	Scholastic Corporation 1995 Stock Option Plan, effective as of September 21, 1995 (incorporated by reference to the Corporation’s Registration Statement on Form S-8 (Registration No. 33-98186), as filed with the SEC on October 16, 1995), together with Amendment No. 1, effective September 16, 1998 (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on October 15, 1998, SEC File No. 000-19860), Amendment No. 2, effective as of July 18, 2001 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 24, 2001, SEC File No. 000-19860), Amendment No. 3, effective as of May 25, 2006 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 9, 2006, SEC File No. 000-19860 (the “2006 10-K”)), Amendment No. 4, dated as of March 21, 2007 (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 30, 2007 (the “February 28, 2007 10-Q”)) and Amendment No. 5, dated as of May 20, 2008 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on July 30, 2008).

(d)(2)	Scholastic Corporation Management Stock Purchase Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on July 30, 2009, SEC File No. 000-19860 (the “2009 10-K”)).

(d)(3)	Scholastic Corporation 1997 Outside Directors’ Stock Option Plan, amended and restated as of May 25, 1999 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 23, 1999, SEC File No. 000-19860, together with Amendment No. 1, dated September 20, 2001 (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on January 14, 2002, SEC File No. 000-19860), Amendment No. 2, effective as of September 23, 2003 (incorporated by reference to Appendix B to the Corporation’s definitive Proxy Statement as filed with the SEC on August 19, 2003, SEC File No. 000-19860), and Amendment No. 3, effective as of May 25, 2006 (incorporated by reference to the 2006 10-K).

(d)(4)	Scholastic Corporation Director’s Deferred Compensation Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(5)	Scholastic Corporation 2007 Outside Directors Stock Incentive Plan effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(6)	Form of Stock Option Agreement under the 2007 Directors’ Plan (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on January 9, 2008, SEC File No. 000-19860).

(d)(7)	Form of Restricted Stock Unit Agreement under the 2007 Directors’ Plan, effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(8)	Scholastic Corporation 2001 Stock Incentive Plan, amended and restated as of July 21, 2009 (the “2001 Plan”) (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on October 10, 2009, SEC File No. 000-19860 (the “August 31, 2009 10-Q”)).

(d)(9)	Form of Stock Unit Agreement under the 2001 Plan (incorporated by reference to the August 31, 2009 10-Q).

(d)(10)	Amended and Restated Guidelines for Stock Units granted under the 2001 Plan, amended and restated as of July 21, 2009 (incorporated by reference to the August 31, 2009 10-Q).

(d)(11)	Form of Non-Qualified Stock Option Agreement under the 2001 Plan (incorporated by reference to the August 31, 2009 10-Q).

(d)(12)	Scholastic Corporation 2004 Class A Stock Incentive Plan (incorporated by reference to Appendix A to the Corporation’s definitive Proxy Statement as filed with the SEC on August 2, 2004, SEC File No. 000-19860), Amendment No. 1, effective as of May 25, 2006 (incorporated by reference to the 2006 10-K), Amendment No. 2, dated July 18, 2006 (incorporated by reference to Appendix C to the Corporation’s definitive Proxy Statement as filed with the SEC on August 1, 2006), and Amendment No. 3, dated as of March 20, 2007 (incorporated by reference to the February 28, 2007 10-Q).

(d)(13)	Form of Class A Option Agreement under the Class A Plan (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 8, 2005, SEC File No. 000-19860).

(d)(14)	Agreement, dated July 13, 1990, between the Trust under the Will of Maurice R. Robinson and M. Richard Robinson, Jr., with regard to certain agreements relating to the Company’s Class A Stock.*

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO on September 28, 2010.